UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934

For the month of May 2026

SKEENA RESOURCES LIMITED
(Translation of Registrant's Name into English)

001-40961
(Commission File Number)

1133 Melville Street, Suite 2600, Vancouver, British Columbia, V6E 4E5, Canada
(Address of Principal Executive Offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F◻Form 40-F☑

EXHIBIT INDEX

Exhibit No.	Description of Document

99.1	Notice of Annual Meeting of Shareholders

99.2	Management Information Circular dated May 6, 2026

99.3	Form of Proxy

99.4	Notice-and-Access Notification to Shareholders

99.5	Other – Financial Statement Request Form

99.6	Other – Voting Instruction Form

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: May 20, 2026

SKEENA RESOURCES LIMITED

By:	/s/ Andrew MacRitchie
Andrew MacRitchie
Chief Financial Officer